Filed by Corning Incorporated

                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-22
                                                  Under the Exchange Act of 1934

                                          Subject company:  Corning Incorporated
                                                    Commission File No. 001-3247

On February 14, 2000, Corning Incorporated issued the following press release:

                  FOR RELEASE -- FEBRUARY 14, 2000


                      Corning Contact:
                      Paul A. Rogoski
                      (607) 974-8832
                      rogoskipa@corning.com

Corning to Acquire NetOptix, a Manufacturer of Optical Filters for $2 Billion

Acquisition will supply thin film optical filters to new equity venture, Samsung Corning Micro-Optics

Moves are major steps toward strengthening company's position as a leading supplier of optical-networking products and increasing manufacturing capability

CORNING, N.Y. -- Corning Incorporated (NYSE:GLW) announced today that it has agreed to acquire NetOptix Corporation (Nasdaq:OPTX) of Sturbridge, MA, a manufacturer of thin film filters for use in dense wavelength division multiplexing (DWDM) components, for approximately $2 billion in stock. In a related announcement, the company made public that it has formed an equity venture, Samsung Corning Micro-Optics to package thin film filters for DWDM components used in telecommunications systems. These initiatives are major steps toward strengthening Corning's position as an industry-leading supplier of optical networking devices, and an integral contributor to the advancement of the optical layer.

Under the terms of the acquisition, which has been approved by the Boards of Directors of both companies, Corning will exchange .90 shares of Corning common stock for each share of NetOptix common stock. Based on the closing price for Corning on the New York Stock Exchange on Friday, February 11, 2000, the transaction would be valued at approximately $2 billion. The acquisition, which is expected to close in the second quarter of 2000, is subject to customary regulatory approvals and the approval of NetOptix shareholders. The transaction will

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be accounted for as a purchase and excluding the amortization of goodwill and other acquired intangible assets, is expected to be mildly dilutive to Corning's earnings per share in 2000 and accretive in 2001 and thereafter.

According to Corning's Chairman and Chief Executive Officer, Roger G. Ackerman, today's announcements are clear indications that the company intends to continue to strengthen its position as a global leader in optical communications. "Market demand for optical networking products is expanding at an incredible rate," Ackerman said. "The market for DWDM components, in particular, will double this year. The acquisition of NetOptix will help Corning capitalize on this growing market opportunity."

Ackerman continued by saying, "NetOptix's filter coating technology and the unique enhancements they've made to their manufacturing processes have enabled them to achieve significant productivity and yield levels. When we combine NetOptix's output with that from our Marlborough operation we will have greatly increased our thin film filter capacity. These filters will feed Samsung Corning Micro-Optics, a company tooled with revolutionary robotics and automation to mass produce packaged DWDM components. The combination of greater capacity and automated production will greatly enhance Corning's ability to serve the needs of our customers."

According to Gerald J. Fine, vice president and general manager of Corning's Photonic Technologies Division, the company intends to leverage the synergy that exists between its current operations and NetOptix. "Success in this market is predicated on speed and a demonstrated capability to supply. Our customers are demanding these products today. The NetOptix solution allows us to meet this significant demand in the timing that the market requires," Fine said. "Additionally, NetOptix has a growing portfolio of customers for their thin film filter products and we expect the company to continue to supply those customers."

NetOptix Corporation is headquartered in Sturbridge Massachusetts. Its subsidiaries Optical Filter Corporation and OFC GmbH design, manufacture and market optical filters for DWDM applications in fiber optic networks. OFC has an optical filter manufacturing facility in Natick, MA and a diamond turning facility in Keene, NH. OFC GmbH is completing a facility in Hanau, Germany for optical filter technology, research and development as well as the commercial production of DWDM filters. More information on the company is available at www.netoptix.com.

Established in 1851, Corning Incorporated (www.corning.com) creates leading-edge technologies for the fastest-growing markets of the world's economy. Corning manufactures optical fiber, cable and photonic products for the telecommunications industry; and high-performance displays and components for television and other communications-related industries. The company also uses advanced materials to manufacture products for scientific, semiconductor and environmental markets. Corning's revenues for 1999 were $4.3 billion.

Corning and NetOptix will file a proxy statement/prospectus describing the merger with the United States Securities and Exchange Commission (SEC). In addition, Corning and NetOptix will file other information and documents concerning the merger and their business with the SEC. WE URGE INVESTORS IN THE COMMON STOCK OF NETOPTIX AND CORNING TO REVIEW THE PROXY STATEMENT/ PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents will be available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the Corporate Secretary, Corning Incorporated, One River Front Plaza, Corning, NY 14831 (telephone number 607-974-9000) or the Chief Financial Officer, NetOptix Corporation, c/o Leisegang Medical, Inc., 6401 Congress Ave., Suite 160, Boca Raton, FL 33487 (telephone number 561-994-0202, etx. 227).

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

                                       ###


                    Forward-Looking and Cautionary Statements

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause results to differ materially, as discussed in the company's filings with the Securities and Exchange Commission.

Investor Relations Contact:

Katherine M. Dietz
(607) 974-8217
dietzkm@corning.com